EXHIBIT 99.1

Satellos Bioscience Announces Results of Annual Meeting of Shareholders

TORONTO, June 17, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, announced today the results of its Annual Meeting of Shareholders held June 17, 2026 (the “Meeting”).

Satellos is pleased to announce that all the nominees listed in the management information circular dated May 14, 2026 (the “Circular”) were elected as directors. Shareholders present at the Meeting or represented by proxy totaled 55.3% of the issued and outstanding common shares of the Company.

The results of the vote are detailed below:

Director	Votes For	% For	Votes Against	% Against
Frank Gleeson	9,473,905	99.94	5,348	0.06
Franklin M. Berger	9,478,576	99.99	677	0.01
Brian Bloom	9,476,755	99.97	2,498	0.03
Stephanie Brown	8,741,404	92.22	737,849	7.78
Selwyn Ho	9,473,538	99.94	5,715	0.06
Iris Loew-Friedrich	7,939,800	83.76	1,539,453	16.24
Geoff Mackay	9,449,959	99.69	29,294	0.31
Adam Mostafa	9,450,311	99.69	28,942	0.31
Mark Nawacki	9,477,041	99.98	2,212	0.02

Satellos shareholders also voted in favor of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company.

Please refer to Circular available on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov) for more details on the matters covered at the Meeting. Final voting results on all matters voted on at the Meeting will also be filed on SEDAR+ and EDGAR.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company advancing SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to reset the body’s natural muscle repair and regeneration process in degenerative muscle diseases. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase II clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a protein that is a key regulator of the body’s natural muscle repair and regeneration biology, which Satellos discovered is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 is designed to re-establish a critical biochemical signal needed to guide this process, in a dystrophin-independent manner. This mechanistic feature offers SAT-3247 the potential for broad applicability as either a stand-alone treatment to potentially enhance muscle and function, or as adjunctive therapy alongside other approaches. Satellos has identified additional degenerative muscle diseases where enhancing muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the potential of our approach in other degenerative muscle diseases and our plans to pursue those opportunities. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 27, 2026 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com